FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

March 17, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on March 17, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

March 17, 2025.

Schedule "A"

HIVE Digital Technologies Welcomes Gabriel
Lamas as Country President of Paraguay

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - March 17, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE)

(NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") a leading innovator in sustainable blockchain infrastructure, is proud to announce the appointment of Gabriel Lamas as Country President of Paraguay. Mr. Lamas will lead HIVE's operations and expansion in the region in this role, reinforcing the Company's position as a frontrunner in high-performance computing and green energy-powered data centers.

A Proven Leader in Infrastructure and Energy

Gabriel Lamas, a highly accomplished electrical engineer, brings over 20 years of expertise in infrastructure, operations, and large-scale energy projects. Fluent in three languages, he is known for his technical acumen, leadership, and unwavering discipline. A devoted family man and dedicated athlete, Lamas starts every day with a 5 a.m. workout, a testament to his relentless drive-qualities that will define his leadership at HIVE.

Lamas has played a pivotal role in shaping Latin America's digital and energy landscape. He led critical technical initiatives and large-scale operational projects as LATAM Director of Infrastructure and Operations and Global Director of Engineering and Design at Bitfarms Ltd. His leadership was also instrumental in the ITAIPU Retrofit Tender, where he oversaw the Basic Engineering phase and secured strategic contracts with top-tier contractors.

At Paraguay's National Utility, ANDE, Lamas managed dam reservoir operations, national energy demand forecasting, and transmission grid optimization. His contributions to implementing SCADA- EMS control center systems significantly enhanced the country's energy infrastructure, reinforcing his reputation as a visionary in energy efficiency and digital transformation.

Strategic Leadership For Growth

Frank Holmes, Co-Founder and Executive Chairman of HIVE, underscored Lamas' vital role in driving the Company's success in Paraguay:

"As we become the largest private electricity consumer from ANDE, Paraguay's national utility, HIVE will play a vital role in generating a steady stream of U.S. dollar-denominated revenue for the government. Gabriel's ability to execute and lead will be instrumental in ensuring our operations thrive while contributing positively to the local economy."

Beyond the public sector, Lamas has provided high-level consulting for global manufacturers of power equipment, automation, and control systems, showcasing his versatility and deep industry insight.

A Natural Fit For HIVE

HIVE CEO and President, Aydin Kilic, who, along with HIVE's COO Luke Rossy, met with Gabriel Lamas last month as part of their final due diligence in acquiring Bitfarms' assets, spoke highly of Lamas' leadership and expertise:

"When Luke Rossy and I met Gabriel during our final due diligence for acquiring Bitfarms' Paraguay assets, it was immediately clear that he was the right leader to drive our expansion. As an electrical engineer with deep experience in power infrastructure and data centers, he understands the technical and operational aspects of scaling sustainable high-performance computing. His discipline and leadership will be invaluable as we establish HIVE as Paraguay's premier digital infrastructure operator."

A Vision For The Future

Expressing his enthusiasm for his new role, Lamas stated:

"I'm honored to join HIVE at such an exciting time. The future of digital services is being shaped right now, and Paraguay is poised to play a key role in this evolution. HIVE's commitment to sustainable growth and technological excellence is truly inspiring, and I'm eager to lead our efforts in making this vision a reality."

He continued:

"As HIVE's Country President of Paraguay, I am fully committed to leveraging my expertise to drive innovation, efficiency, and sustainable expansion. I will work tirelessly to ensure that our ambitions translate into meaningful impact-leaving a lasting mark on the digital landscape."

A Transformational Year Ahead

With HIVE Digital Technologies at the forefront of sustainable data center innovation, the Company is confident that Lamas' strategic vision, operational expertise, and leadership will propel its Paraguay operations to new heights. His appointment marks an exciting new chapter as HIVE continues its transformative growth trajectory into 2025 and beyond.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and soon Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/244817